PROSPECTUS SUPPLEMENT NO.1	Filed Pursuant to Rules 424(b)(3) and 424(c)
(To Prospectus dated April 15, 2004)	File No 333-113082

eMerge Interactive, Inc.

277,172 SHARES OF COMMON STOCK

The following information supplements the information contained in our prospectus dated April 15, 2004 (the “Prospectus”), relating to the resale by selling stockholders, including their respective transferors, donees, pledgees, or successors in interest, of our common stock issued or issuable upon exercise of outstanding warrants issued by eMerge Interactive, Inc., or eMerge.

This prospectus supplement should be read in conjunction with the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Stock Market’s Capital Market under the symbol “EMRG.” On September 20, 2006, the last reported sale price for our common stock was $1.81 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” sections of the Prospectus, our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are not using this prospectus supplement or the Prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

The date of this prospectus supplement is September 22, 2006.

SELLING STOCKHOLDERS

Recently, Omicron Master Trust transferred warrants to acquire 11,356 shares of our common stock to Rockmore Investment Master Fund Ltd., which transferee was not specifically named in the Prospectus. Since the date of the Prospectus, each of the selling stockholders has sold some of the shares of our common stock it beneficially owned on that date. The table below amends, restates and supersedes the table of selling stockholders contained in the “Plan of Distribution; Selling Stockholders” section of the Prospectus to include Rockmore Investment Master Fund Ltd. as a selling stockholder and to update the beneficial ownership of shares of our common stock by the selling stockholders. The information set forth in the table below and the notes thereto was provided to us by the selling stockholders as of the date of this prospectus supplement. On May 31, 2006, we effected a one-for-fifteen reverse split of our common stock (the “Reverse Split”). All information contained in this prospectus supplement has been adjusted to reflect the Reverse Split.

Information regarding the selling stockholders may change from time to time and any modified information will be set forth in supplements to this prospectus supplement if and when necessary. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

	Number of Shares of Common Stock Beneficially Owned (1)			Number of Shares That May Be Sold Under This Prospectus Supplement	Number of Shares of Common Stock Beneficially Owned After This Offering (8)
Selling Stockholders	Number		Percent		Number	Percent
Mainfield Enterprises Inc.	31,638	(2)	*	31,638	0	*
Cranshire Capital, L.P.	40,534	(3)	1.0%	7,909	32,625	*
Smithfield Fiduciary LLC	7,909	(4)	*	7,909	0	*
Omicron Master Trust	18,636	(5)	*	5,404	13,232	*
Rockmore Investment Master Fund Ltd.	11,356	(6)	*	2,505	8,851	*
Roth Capital Partners LLC	20,888	(7)	*	10,888	10,000	*

*	indicates less than 1.0%

(1)	Unless otherwise indicated, to our knowledge, the entity named in the table has sole voting and sole investment power with respect to all shares of our common stock beneficially owned, subject to community property laws where applicable.

(2)	Consists of 31,638 shares of common stock issuable upon exercise of warrants at an exercise price of $5.40 per share.

(3)	Includes 29,784 shares of common stock issuable upon exercise of warrants at an exercise price of $5.40 per share and 10,750 shares of common stock issuable upon exercise of warrants at an exercise price of $26.25 per share. Mitchell P. Kopin, the President of Downsview Capital, Inc. has sole voting and investment power with respect to the shares of common stock beneficially owned by Cranshire Capital, L.P.

(4)	Consists of 7,909 shares of common stock issuable upon exercise of warrants at an exercise price of $5.40 per share.

(5)

Includes 14,122 shares of common stock issuable upon exercise of warrants at an exercise price of $5.40 per share and 4,514 shares of common stock issuable upon exercise of warrants at an exercise price of $26.25 per share. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”). Omicron Capital, Inc., a Delaware corporation

(“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share investment power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and investment power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. No other person has sole or shared voting or investment power with respect to the shares of our common stock being offered by Omicron, as those terms are used for the purposes of Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act, or of any other person named in this prospectus supplement as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D) controls Omicron and Winchester.

(6)	Includes 8,370 shares of common stock issuable upon exercise of warrants at an exercise price of $5.40 per share and 2,986 shares of common stock issuable upon exercise of warrants at an exercise price of $26.25 per share. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of August 15, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D of the Exchange Act. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D) controls Rockmore Master Fund.

(7)	Includes 10,888 shares of common stock issuable upon exercise of warrants at an exercise price of $55.95 per share and 10,000 shares of common stock issuable upon exercise of warrants at an exercise price of $34.50 per share.

(8)	Because the selling stockholders may sell all or a portion of their shares of common stock pursuant to this prospectus supplement at any time, and from time to time, no estimate can be made of the number of shares of common stock that the selling stockholders may retain upon completion of the offering by the selling stockholders. Therefore, this table assumes that all shares of our common stock offered by this prospectus by the selling stockholders are actually sold. Such presentation is based on 4,030,579 shares of our common stock outstanding as of September 20, 2006.

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